Exhibit 99.11

METAL STORM LIMITED ACN 064 270 006
ASX: MST OTC: MTSXY
PNG Weapons Deal Progresses
Brisbane, Australia — Thursday, 9 June 2011: Metal Storm Limited.
Metal Storm Limited has been advised by the Papua New Guinea Department of Correctional Services that the government ratification process for the contract with Metal Storm has taken an important step forward.
Correctional Services Minister, the Hon. Tony Aimo advised the Company that the PNG National Security Advisory Council had approved the destruction of the obsolete weapons currently in use in the Department.
“The approval to destroy existing outdated weaponry is important for Correctional Services as our officers need more effective weapons to provide the level of security needed for our prisons”, he said. “The NSAC approval requires us to quickly move ahead with our acquisition program”.
PNG Correctional Services has a contract with Metal Storm that is subject to ratification through normal government protocols, of which NSAC approval was an important part. The contract, signed by the Minister and Acting Commissioner of Correctional Services in August 2010, is valued at US$3.36 million and requires Metal Storm to deliver 500 12 gauge 5 shot automatic launchers, together with 50,000 rounds of non lethal ammunition.
Minister Aimo said that he was looking forward to the provision of these lightweight and effective weapon systems to his Correctional Services Officers.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.